SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2007

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 333-112428

NEWS AMERICA SAVINGS PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

NEWS CORPORATION

1211 Avenue of the Americas

New York, New York 10036

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

News America Savings Plan

Financial Statements

and Supplemental Schedule

As of December 31, 2007 and 2006

and for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm

Plan Administrator

News America Savings Plan

We have audited the accompanying statements of net assets available for benefits of the News America Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York June 23, 2008

News America Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value	$243,244,586	$213,838,488
Participant loans	3,660,877	3,504,366
Employee contribution receivable	595,419	—
Employer contribution receivable	219,894	—

Net assets available for benefits	$247,720,776	$217,342,854

See accompanying notes.

News America Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions
Dividends and interest income	$9,959,147
Contributions:
Participants	21,992,459
Employer	6,381,438

Total contributions	28,373,897
Asset transfers, net	829,786

Total additions	39,162,830
Deductions
Benefits paid to participants	13,870,082
Administrative fees	13,060

Total deductions	13,883,142
Net realized and unrealized appreciation in fair value of investments	5,098,234

Net increase	30,377,922
Net assets available for benefits:
Beginning of year	217,342,854

End of year	$247,720,776

See accompanying notes.

News America Savings Plan

Notes to Financial Statements

December 31, 2007

1. Description of Plan

General

The Plan is a defined contribution plan. Effective February 1, 2004, the Plan was created to cover only salaried employees, and was named News America Savings Plan (the “Plan”). As of December 31, 2007, the Plan covered substantially all nonunion salary paid employees of News America Incorporated (the “Company”) and its affiliates. The Company is a wholly owned subsidiary of News Corporation.

The Plan meets the requirements of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) which permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is subject to the regulations of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code.

The following description of the Plan is provided for general information only. For more detailed information, participants should refer to the Plan document.

Assets Held in Trust

The Plan’s investments are held in trust with Fidelity Management Trust Company (“Fidelity”) and UBS Financial Services (formerly UBS PaineWebber Incorporated) (“UBS”). UBS serves as the Plan’s trustee for certain self-directed brokerage account investments which were transferred from the News America 401k Savings Plan that were elected by participants prior to December 31, 2001. All other investments are held by Fidelity. Among other duties, Fidelity and UBS (collectively referred to as “Trustees”) are responsible for the custody, record-keeping and investing of the Plan assets and for the payment of benefits to eligible participants. All contributions are invested by the Trustees as designated by the Plan participants.

Eligibility

As of January 1, 2006, all employees age 21 or older paid on a salary basis are eligible for Plan participation immediately upon full-time regular employment provided they are scheduled to complete at least 1,000 hours of service during a 12-month period. Participants with a hire date on or after February 1, 2007, will be automatically enrolled in the Plan at a contribution rate of 3% of their pretax eligible earnings following 30 days after the participants’ benefits eligibility date, provided they are 21 years of age. Participants can elect within the applicable time frame not to enroll in the Plan.

News America Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions and Vesting

Each year, plan participants are entitled to contribute, subject to certain Internal Revenue Service (“IRS”) regulations, pre-tax contributions from 1% to a maximum of 20% of their compensation, as defined, and after-tax contributions up to 10% of their compensation, as defined, not to exceed a combined deferral percentage of 27%. Participants’ voluntary contributions of up to 6% of their compensation are matched at 50% by the Company. The Plan also permits catch-up contributions up to the IRS maximum ($5,000 in 2007).

Participants’ voluntary contributions and actual earnings thereon become vested immediately. Matching contributions in participants’ accounts vest at the rate of 20% for each year of service up to five years. Forfeitures (normally unvested interests of terminated participants’ matching contribution accounts) are allocated to reduce future matching contributions. Total forfeitures for the years ended December 31, 2007 and 2006 were $192,663 and $129,521, respectively. Forfeitures of $144,526 and $158,810 were used to offset 2007 and 2006 employer contributions, respectively. The total unallocated forfeitures amount in the Plan at December 31, 2007 and 2006 is $360,432 and $353,020, respectively.

Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments among various investment options outlined in the Summary Plan Description. Additionally, participants may redirect their investment balances among these various investment options.

Participant Accounts

A separate account is maintained by the Trustees for each participant to record his or her pre-tax and after-tax contributions, the employer’s matching contribution and Plan earnings.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 and a maximum amount not to exceed the lesser of $50,000 or 50% of the participant’s vested account balance. The loans are payable over a period not to exceed five years or, if the proceeds are used to purchase the participant’s principal residence, the fixed rate loans are payable over a period not to exceed 20 years, and bear interest at prime plus 1%. The loans are secured by the pledge of the participant’s interest in the Plan.

News America Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

At December 31, 2007, interest rates ranged from 5% to 9.5%. Participants are required to pay off outstanding loan balances when they leave the Company or the loan balances will be treated as taxable distributions to the participants. Participants may prepay their loans at any time without penalty.

Payment of Benefits

Plan participants or beneficiaries are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, death or permanent disability, as stipulated in the Plan document. Such benefits shall be made in a lump-sum payment, subject to certain restrictions as defined in the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

Expenses

The majority of expenses incurred by the Plan are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at the end of the reporting year. Investments in stock funds are valued at the year-end unit closing price, comprised of the year-end market price plus uninvested cash position. Investments in common stock are valued at quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

News America Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Purchases and sales are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan will adopt the provisions of SFAS No. 157 for its December 31, 2008 financial statements. The Plan is currently evaluating the potential impact of adoption of SFAS No. 157; however, management does not believe adoption will have a material impact on the Plan’s financial statements.

3. Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	December 31
	2007	2006
Fidelity Growth Company	$28,958,127	$22,687,457
DWS International Fund S	15,072,307	11,524,434
PIMCO Total Return	17,437,282	15,017,097
Fidelity Equity Income	20,465,175	19,861,181
Fidelity Freedom 2010	25,953,176	23,233,760
Spartan US Equity Index	39,298,457	37,562,620
Fidelity Retirement Money Market	22,758,982	21,438,701

News America Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2007, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) increased as follows:

Year Ended December 31, 2007
UBS Self Directed Accounts	$(4,039)
BrokerageLink	80,688
Allianz Small Cap Value Fund	698,831
Allianz NFJ Small Cap Value Inst.	(1,076,287)
Fidelity Equity Income	(1,204,289)
Fidelity Freedom 2000	(4,422)
Fidelity Freedom 2010	304,805
Fidelity Freedom 2015	(8,103)
Fidelity Freedom 2020	74,388
Fidelity Freedom 2025	(13,107)
Fidelity Freedom 2030	93,237
Fidelity Freedom 2035	(2,925)
Fidelity Freedom 2040	52,798
Fidelity Freedom 2045	(1,775)
Fidelity Freedom 2050	(3,864)
Fidelity Freedom Income	(11,110)
Fidelity Growth Company	4,392,148
Fidelity Value Fund	(28,969)
MSI SM Co. Growth P	213,246
MSI Small Cap Growth I	(273,301)
MSIFT Midcap Growth P	2,375,122
MSI Midcap Growth I	(501,542)
News Corporation Stock Fund Class A (nonvoting)	(249,498)
News Corporation Stock Fund Class B (voting)	(200,862)
Oakmark Select I	(2,503,800)
PIMCO Total Return	86,405
PIMCO Total Return Inst	406,399
DWS International Fund S	1,564,019
Spartan US Equity Index	1,239,834
Templeton Growth Fund A	340,339
Templeton Growth Adv.	(736,132)

$5,098,234

News America Savings Plan

Notes to Financial Statements (continued)

4. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 3, 2006 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest

The Plan’s investments in mutual funds managed by the Trustees and its investments in the Plan Sponsor’s ordinary and preferred stock funds, as well as its investments in the common stock of various subsidiaries of the Plan Sponsor, and loans are considered to be party-in-interest transactions. These investments amounted to $178,175,706 as of December 31, 2007 and $157,657,644 as of December 31, 2006. Fees paid by the Plan Sponsor for the years ended December 31, 2007 and 2006 were not significant.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$247,720,776	$217,342,854
Amounts allocated to withdrawn participants	(256,512)	—

Net assets available for benefits per the Form 5500	$247,464,264	$217,342,854

News America Savings Plan

Notes to Financial Statements (continued)

6. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31, 2007
Benefits paid to participants per the financial statements	$13,870,082
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2007	256,512

Benefits paid to participants per the Form 5500	$14,126,594

Amounts allocated to withdrawn participants for benefit claims that have been processed and approved for payment prior to year-end but not yet paid are recorded on the Form 5500 but not on the Plan’s financial statements prepared under U.S. generally accepted accounting principles.

7. Subsequent Event

Effective as of January 1, 2008, the Plan adopted a Safe Harbor compliant structure. The employer match on eligible employee deferrals is 100% of the first 1% plus 50% of the next 5% of eligible compensation contributed. Also effective January 1, 2008, the Plan will make a 2% non-elective contribution of eligible compensation for those hired on or after January 1, 2008.

The employer match vesting schedule was changed to a two-year cliff. Participants employed prior to January 1, 2008 will vest at 20% for the first year to grandfather their service under the prior vesting schedule and then vest 100% on the second year to comply with statutory vesting requirements. The non-elective contribution will be a three-year cliff vesting schedule.

Supplemental Schedule

News America Savings Plan

EIN #13-3249610 Plan #006

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2007

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Fidelity Held Assets
* BrokerageLink	Various self-directed investments	$4,839,410
* Fidelity Freedom 2000	65,747.430 shares	813,296
* Fidelity Freedom 2010	1,751,226.431 shares	25,953,176
* Fidelity Freedom 2015	40,695.372 shares	507,471
* Fidelity Freedom 2020	504,162.792 shares	7,970,814
* Fidelity Freedom 2025	91,484.407 shares	1,205,764
* Fidelity Freedom 2030	266,330.696 shares	4,399,783
* Fidelity Freedom 2035	35,374.530 shares	483,924
* Fidelity Freedom 2040	413,325.230 shares	4,021,654
* Fidelity Freedom 2045	37,494.512 shares	425,563
* Fidelity Freedom 2050	19,020.358 shares	217,403
* Fidelity Freedom Income	112,402.553 shares	1,287,009
* Fidelity Equity Income	371,014.784 shares	20,465,175
* Fidelity Growth Company	348,977.189 shares	28,958,127
* Fidelity Retirement Money Market	22,758,982.220 shares	22,758,982
* Fidelity Value Fund	3,401.868 shares	255,174
Allianz Small Cap Value Fund I	204,999.710 shares	6,305,791
MSI SM Co. Growth I	240,561.934 shares	3,156,173
MSIFT Midcap Growth I	342,772.665 shares	11,424,613
* News Corporation Stock Fund Class A (nonvoting)	356,843.401 shares	5,677,379
* News Corporation Stock Fund Class B (voting)	360,284.872 shares	4,892,669
Oakmark Select I	343,002.905 shares	8,732,854
PIMCO Total Return Inst.	1,631,176.975 shares	17,437,282
DWS International Fund S	215,657.566 shares	15,072,307
* Spartan US Equity Index	757,196.501 shares	39,298,457
Templeton Growth Adv.	234,253.964 shares	5,643,178

Fidelity Held Assets Total at End of Year		$242,203,428

*	Party-in-interest.

News America Savings Plan

EIN #13-3249610 Plan #006

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2007

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
UBS Held Assets
* News Corp. Inc.	4,080.00 shares	$83,599
RMA Money Market Portfolio	957,558.87 shares	957,559

UBS Held Total at End of Year		1,041,158

Total Investments per Financial Statements		243,244,586
* Participant loans	Interest rates from 5.0% – 9.50%	3,660,877

Total Assets Held at End of Year		$246,905,463

*	Party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWS AMERICA SAVINGS PLAN

By:	/s/ Theodore Exarhakos
Theodore Exarhakos Vice President, Benefits, News America Incorporated

Date: June 25, 2008

EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP